Nile Capital Management, LLC

116 Village Blvd, Ste 306
Princeton, NJ 08540

 June 2, 2014

BY EXPRESS DELIVERY AND EMAIL

Attn: Nana Baffour, CEO

Midas Medici Group Holdings Inc.

445 Park Avenue, 20th Floor

New York, New York 10022

Re:   Stockholder Nominations and Proposals for Annual Meeting of Stockholders of Midas Medici Group Holdings Inc. (the “Company”)

Dear Mr. Nana Baffour:

As of June 2, 2014, Nile Capital Management, LLC, a Delaware limited liability company (“Nile Capital”), is the record owner of 2,163,791 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). The name and address for Nile Capital as it should appear on the Company’s books by virtue of the record ownership of these shares is: Nile Capital Management, LLC, 116 Village Blvd, Ste 306, Princeton, NJ 08540. As the Managing Principal of Nile Capital, I, Larry Seruma, have the sole voting and dispositive power over all of the shares of the Company’s common stock that Nile Capital holds. Additionally, I am also the record owner of 2,800 shares of Common Stock of the Company.

We noticed the Company fails to be in compliance with its reporting requirements under the Securities Exchange Act of 1934 (the “1934 Act”) and has not yet filed its Annual Reports on Form 10-K for years ended December 31, 2012 and December 31, 2013 and Quarterly Reports on Form 10-Q for periods ended March 31, 2013, June 30, 2013, September 30, 2013 and March 31, 2014.  There has also been lack of any growth or merger activity in the company.  As a major shareholder holding approximately 20% of the Company’s Common Stock, we are disappointed by the mismanagement of the Company and hereby demand the Company to take prompt actions to cure the deficiencies. We demand the Company to hold an annual meeting of shareholders for the year ended December 31, 2013 and to elect new Board members to better manage the Company.

On behalf of Nile Capital and myself, we intend to submit stockholder nominations of three nominees for election to the Board of Directors of the Company (the “Board”) at the annual meeting of the stockholders of the Company for year ended December 31, 2013 (the “2013 Annual Meeting”), pursuant to the Bylaws of the Company (the “Bylaws”) and General Corporate Law of the State of Delaware.

Thank you for your attention to our demands and proposals. Please respond to us no later than June 16, 2014 regarding the Company’s plan and timeline to hold the 2013 Annual Meeting. In addition to directing any communications to me directly, I hereby designate and authorize my counsel Hunter Taubman Weiss LLP, to act as my agent in connection with communications about these stockholder nominations. Please advise Lou Taubman of Hunter Taubman Weiss LLP (telephone: 917-512-0827; LTaubman@htwlaw.com) if you have any questions regarding these stockholder nominations.

We look forward to hearing from you and participating in the 2013 Annual Meeting.

Very truly yours,
/s/ Larry Seruma
_______________________
Larry Seruma
Nile Capital Management, LLC

cc:	Hunter Taubman Weiss LLP

{HTW00015998; 1}